Exhibit 12

                        GTE CORPORATION AND SUBSIDIARIES
        Statements of the Consolidated Ratio of Earnings to Fixed Charges
                                   (Unaudited)

                                                                      Years Ended December 31,
                                                    -------------------------------------------------------
                                                      1998       1997        1996        1995        1994
                                                    -------     -------     -------     -------     -------
                                                                       (Dollars in Millions)
Net earnings available for fixed charges:
  Income before extraordinary charges               $ 2,492     $ 2,794     $ 2,798     $ 2,538     $ 2,441
  Add (deduct):
     Income taxes                                     1,553       1,624       1,614       1,466       1,532
     Interest expense                                 1,397       1,283       1,146       1,151       1,139
     Capitalized interest (net of amortization)          (7)        (13)        (35)        (23)         (6)
     Preferred stock dividends of Parent                 --          --          --           6          10
     Dividends on preferred securities
        of subsidiaries                                  98         101         106          98          18
     Additional income requirement on
        preferred dividends of subsidiaries               5           7          10          10          12
     Minority interests                                 199         155         149         145         140
     Portion of rent expense representing               155         133         131         128         140
     interest
                                                    -------     -------     -------     -------     -------

                                                      5,892       6,084       5,919       5,519       5,426
  Deduct - Minority interests                          (329)       (280)       (263)       (246)       (243)
                                                    -------     -------     -------     -------     -------

Adjusted earnings                                   $ 5,563     $ 5,804     $ 5,656     $ 5,273     $ 5,183
                                                    =======     =======     =======     =======     =======


Fixed charges:
  Interest expense                                  $ 1,397     $ 1,283     $ 1,146     $ 1,151     $ 1,139
  Dividends on preferred securities
     of subsidiaries                                     98         101         106          98          18
  Additional income requirement on
     preferred dividends of subsidiaries                  5           7          10          10          12
  Portion of rent expense representing interest         155         133         131         128         140
                                                    -------     -------     -------     -------     -------

                                                      1,655       1,524       1,393       1,387       1,309
  Deduct - Minority interests                           (60)        (66)        (68)        (70)        (68)
                                                    -------     -------     -------     -------     -------

Adjusted fixed charges                              $ 1,595     $ 1,458     $ 1,325     $ 1,317     $ 1,241
                                                    =======     =======     =======     =======     =======

RATIO OF EARNINGS TO FIXED CHARGES                     3.49 (a)    3.98        4.27        4.00        4.18


(a) Excluding pretax special charges of $755 million, or $482 million after-tax (see Note 3 in Item 8), the Company's ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 3.96.